UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to their Registration Statement on Form F-3 (file no. 333-132936).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Agrees to Sell Part of Global Investors business to Aberdeen Asset Management in return for a 24.9% interest
Transaction advances Credit Suisse’s strategy to focus on core asset management businesses; greater alignment with integrated bank

Zurich, December 31, 2008 Credit Suisse today announced it had signed an agreement to sell part of its Global Investors (“GI”) traditional asset management business in return for up to 24.9% of the enlarged share capital of Aberdeen Asset Management. The stake is valued at approximately CHF 381 million (GBP 250 million) as of December 30, 2008. The sale comprises CHF 75 billion of assets under management and includes the majority of the GI business in Europe, the US, and Asia Pacific. As part of the transaction, Credit Suisse will have a seat on the Board of Aberdeen. The transaction is subject to customary closing conditions, including regulatory approvals in various jurisdictions and approval by Aberdeen shareholders, and is expected to close in the second quarter of 2009.

In Switzerland, Credit Suisse will maintain its market leading asset management franchise, while the management of a small number of Swiss-domiciled funds will transfer to Aberdeen. Credit Suisse will continue to operate its Global Investor business in Brazil and through its various joint ventures across the globe.

“We believe this transaction offers our clients a compelling opportunity, providing them with access to an enhanced suite of investment products provided by a premier manager that has historically had strong performance across many asset classes,” said Rob Shafir, CEO of Credit Suisse’s Asset Management Division.

He added: “This agreement enables us to focus our resources on our alternative investments, asset allocation, and Swiss businesses, where we have strong performance and critical mass, and which better align with our integrated banking model. It also enables us to maximize the value of our Global Investors business, as we announced we would do earlier this year, and benefit from our new partner’s advantages of scale in a consolidating marketplace.”

Aberdeen is one of the UK’s leading providers of institutional asset management services, and a top-tier active global manager of equities, fixed income and property assets in aggregated, closed and open-ended pooled structures. Aberdeen’s total assets under management were GBP 111 billion as of September 30, 2008.

Media Release
December 31, 2008 Page 2/3

In connection with the transaction, Credit Suisse expects a non-cash charge from the goodwill related to the operations being sold of approximately CHF 600 million. This goodwill charge has no impact on its tier 1 capital.

Credit Suisse’s stake in Aberdeen is subject to a purchase price adjustment which could result in Credit Suisse owning a stake of less than 24.9%. The sold business will be left with a minimum of GBP 20 million of net cash, which will also cover regulatory and working capital needs. Credit Suisse will generally be subject to a three year lock-up with respect to the Aberdeen shares, and a three year standstill, preventing Credit Suisse from acquiring more than 24.98% of Aberdeen’s share capital. Credit Suisse and Aberdeen have agreed to extend the existing Distribution Agreement to also include the business Aberdeen is acquiring under this transaction.

Information

Media Relations Credit Suisse Group (Zurich), telephone +41 844 33 88 44, media.relations@credit-suisse.com

Media Relations Credit Suisse Asset Management (London), telephone +44 207 883 9945, communications.am@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 50,000 people. Credit Suisse is comprised of a number of legal entities around the world and is headquartered in Zurich. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Asset Management

In its asset management business, Credit Suisse offers products across the full spectrum of investment classes, ranging from equities, fixed income and multi-asset class products, to alternative investments such as real estate, hedge funds, private equity and volatility management. Credit Suisse’s asset management business manages portfolios, mutual funds, and other investment vehicles for a broad spectrum of clients ranging from governments, institutions and corporations to private individuals. With offices focused on asset management in 23 countries, Credit Suisse’s asset management business is operated as a globally integrated network to deliver the bank’s best investment ideas and capabilities to clients around the world.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

- our plans, objectives or goals;

- our future economic performance or prospects;

- the potential effect on our future performance of certain contingencies; and

- assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and

Media Release
December 31, 2008 Page 3/3

uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- the ability to maintain sufficient liquidity and access capital markets;

- market and interest rate fluctuations;

- the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2008 and beyond;

- the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;

- further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;

- the ability of counterparties to meet their obligations to us;

- the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

- political and social developments, including war, civil unrest or terrorist activity;

- the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

- operational factors such as systems failure, human error, or the failure to implement procedures properly;

- actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

- the effects of changes in laws, regulations or accounting policies or practices;

- competition in geographic and business areas in which we conduct our operations;

- the ability to retain and recruit qualified personnel;

- the ability to maintain our reputation and promote our brand;

- the ability to increase market share and control expenses;

- technological changes;

- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

- acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;

- the adverse resolution of litigation and other contingencies; and

- our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: December 31, 2008
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse